

December 11, 2014

Via E-mail
William Solms
President and Chief Executive Officer
Wave Systems Corp.
480 Pleasant Street
Lee, Massachusetts 01238

  Re: **Wave Systems Corp.**
     Registration Statement on Form S-3
     Filed November 17, 2014
     File No. 333-200316

Dear Mr. Solms:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you relied upon General Instruction I.B.6 for purposes of selling up to $20 million of the securities registered on your prior Form S-3 declared effective September 12, 2013 (file no. 333-190539). You indicate on the cover page of the pending registration statement that you "have not offered any securities pursuant to General Instruction I.B.6 of Form S-3 during the 12 calendar months prior to and including the date of this prospectus other than $1,789,157 in primary offerings pursuant to the prospectus dated December 18, 2013 and $5,848,260 in offerings pursuant to the At the Market Sales Agreement with MLV & Co. LLC." Please tell us how you calculated these amounts, as we note statements in your prospectus supplements filed on June 13, 2014 (file no. 333-190539) that appear potentially inconsistent. For example, the prospectus supplements indicate that you "utilized $20,000,000 in primary offerings [under your Form S-3 (file no. 333-190539)] through the date hereof," and that, "As of June 11, 2014, [you] have sold 6,278,075 shares of [y]our Class A common stock under

the Sales Agreement for aggregate gross proceeds of $6,596,925." In this regard, please tell us the following:

- The amount of each takedown pursuant to General Instruction I.B.6 made in the 12 months prior to and including the first anticipated sale under the pending registration statement; and

- At each takedown, the amount remaining under General Instruction I.B.6 that could be sold, including how you computed the one-third of the aggregate market value limitation. Your response should include the number of voting and non-voting common equity shares held by non-affiliates and an explanation of how you computed the price of your common equity, including the date(s) of the stock price used.

2. Please also clearly disclose on your cover page how much of the $15 million that you are now registering is currently accessible, and consider expanding your disclosure to indicate that under General Instruction I.B.6 of Form S-3, you may sell no more than one-third of the aggregate market value of the voting and non-voting equity held by non-affiliates minus any amounts sold pursuant to Instruction I.B.6 within the 12 months prior to takedown.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Katherine Wray, Attorney-Advisor, at (202) 551-3483 or, in her absence, me at (202) 551-3462 with any questions. If you thereafter need assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal

cc: Via E-mail
        Neil W. Townsend
        Willkie Farr & Gallagher LLP